UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRIO-TECH INTERNATIONAL

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

896712205

(CUSIP Number)

A. Charles Wilson

16139 Wyandotte Street, Van Nuys, California 91406

(818) 787-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896712205
(1)	Names of Reporting Person A. Charles Wilson
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 595,500 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 595,500 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 595,500 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.9% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Includes 395,500 shares of the Issuer’s common stock, no par value (“Common Stock”) and options to purchase 200,000 shares of Common Stock exercisable within 60 days of the date of this report.
(2)

Based on 4,076,680 shares of the Common Stock issued and outstanding as of February 1, 2023, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2023.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment”) to Schedule 13D amends and supplements the statement on 13D originally filed on April 7, 2010, relating to the Common Stock, no par value (the "Common Stock"), of Trio-Tech International (the "Issuer"). The principal executive offices of the Issuer are located at Block 1008 Toa Payoh North, Unit 03-09, Singapore 318996.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by A. Charles Wilson, an individual.
(b)	The address of the Reporting Person for this filing is: 16139 Wyandotte Street, Van Nuys, California 91406
(c)

Mr. Wilson is Chairman of the Board of the Issuer. Mr. Wilson is also Chairman of the Board of Ernest Packaging Solutions, Inc., at 5777 Smithway Street, Commerce, California 90040, and Chairman of Daico Industries, Inc., at 1070 East 233rd Street, Carson, California 90745, as well as an attorney admitted to practice law in California. The Reporting Person was not, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)

The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Wilson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein include shares that were acquired by the Reporting Person through grants of shares by the Issuer from time to time. Of the 595,500 shares deemed beneficially owned by Mr. Wilson, 200,000 are subject to currently exercisable options. Mr. Wilson acquired the remaining shares deemed to be beneficially held by him through the use of personal funds.

Item 4. Purpose of Transaction

Mr. Wilson holds the shares of Company Common Stock beneficially owned and deemed to be beneficially owned by him for investment. The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. Mr. Wilson may in the future acquire additional shares of Common Stock or other Issuer securities or dispose of some or all of the shares of Common Stock or other securities held by the Reporting Person in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable subject to applicable securities law and regulations.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Wilson may be deemed to beneficially own an aggregate of 595,500 shares of the Issuer’s Common Stock, including 200,000 options to purchase shares of Common Stock (the “Options”) exercisable within 60 days of the date of this report, representing approximately 13.9% of the Issuer’s shares of common stock outstanding.

The percentage of ownership of shares set forth in this Schedule 13D is based on 4,076,680 shares of Common Stock outstanding as of February 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2023.

(b)
Sole power to vote: 595,500
Shared power to vote: 0
Sole power to dispose: 595,500
Shared power to dispose: 0

(c)	There were no transactions effected by Mr. Wilson during the 60 days prior to the date of this Schedule 13D.

(d)	None.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

Date: April 6, 2023	By:	/s/ A. Charles Wilson
A. Charles Wilson